UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 000-19884

LIQUID MEDIA GROUP LTD.

67 East 5th Avenue
Vancouver, BC, V5T 1G7, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents included as part of this Report

Exhibit No.	Description
99.1	Press release “Liquid Media Group Reports Fourth Quarter and Fiscal Year 2021 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

Date: April 8, 2022	By:	/s/ Ronald Thomson
Ronald Thomson
Chief Executive Officer